Exhibit (12)
The McGraw-Hill Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

	March 31, 2006				March 31, 2005
	Three		Twelve		Three
(in thousands)	Months		Months		Months
Earnings
Earnings from operations)
before taxes on income (Note)	$118,183		1,353,169		$124,976
Fixed charges	19,205		80,339		19,277

Total Earnings	$137,388		$1,433,508		$144,253

Fixed Charges (Note)
Interest expense	$3,816		$19,285		$4,153
Portion of rental payments deemed to be interest	15,389		61,054		15,124

Total Fixed Charges	$19,205		$80,339		$19,277

Ratio of Earnings to Fixed Charges	7.2	x	17.8	x	7.5	x

(Note)	For the three months ended March 31, 2006, earnings from operations before taxes on income includes $54.0 million of stock-based compensation expense.

For the twelve months ended March 31, 2006, earnings from operations before taxes on income includes $99.5 million of stock-based compensation expense and a $23.2 million restructuring charge. In addition, earnings from operations before taxes on income includes earnings of $7.0 million from Corporate Value Consulting, which was divested in 2005.

“Fixed charges” consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc. (See Note 11 to the Company’s consolidated financial statements); and (2) the portion of the Company’s rental expense deemed representative of the interest factor in rental expense.

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